DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

October 8, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention: Division of Corporation Finance, Office of Life Sciences

Re:	InMed Pharmaceuticals Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed September 15, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the comment included in the Staff’s letter of comments, dated September 22, 2020 (the “Comment”), in respect of the above noted registration statement submission. The Company’s response below is keyed to the Comment.

Amendment No. 3 to the Registration Statement on Form S-1 filed September 15, 2020

Prospectus Summary

Overview, page 2

1.

We note your disclosure on page 4 that to date you have safety data with INM-755 in 22 healthy adult volunteers and that a regulatory application was approved on April 17, 2020 for a second Phase 1 clinical trial in healthy volunteers. Please revise your pipeline table and your Risk Factor on page 29 to make it clear that your clinical development to date has been conducted outside the U.S.

The requested revisions have been made on page 29 of the Registration Statement under the heading “Risk Factors”, and in the tables on page 3 and page 67 of the Registration Statement.

U.S. Securities and Exchange Commission
October 8, 2020

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

        InMed Pharmaceuticals Inc.